Exhibit 99.1

Daqo New Energy Corp. Announces Proposed Follow-on Public Offering of American Depositary Shares

CHONGQING, China, April 11, 2018 -- Daqo New Energy Corp. (NYSE: DQ) (the “Company”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced the commencement of its proposed registered underwritten public offering of American Depositary Shares (“ADSs”), each representing 25 ordinary shares, par value $0.0001 per share, of the Company (the “Offering”). The Company proposes to offer 2,000,000 ADSs and intends to grant to the underwriter a 30-day option to purchase up to 300,000 additional ADSs. The Company intends to use the net proceeds from the Offering for general corporate purposes, including capital expenditure for further capacity expansion and upgrade of its business, and working capital. The Offering is subject to market conditions and other factors.

Credit Suisse Securities (USA) LLC is acting as the sole book-running manager and the representative of the underwriters of the Offering. Roth Capital Partners is acting as co-manager for the offering.

The Offering is made pursuant to the Company’s shelf registration statement on Form F-3 filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2018, which became effective under the U.S. Securities Act of 1933 on March 26, 2018. A preliminary prospectus supplement dated April 11, 2018 related to the Offering has been filed with the SEC. The registration statement on Form F-3, the preliminary prospectus supplement and the documents incorporated by reference therein are available on the SEC website at: http://www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus may also be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, at One Madison Avenue, New York, New York 10010-3629, by telephone at (800) 221-1037 or by email at newyork.prospectus@credit-suisse.com, or Roth Capital Partners, 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660, (800) 678-9147 or by at email rothecm@roth.com.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release contains information about the Offering, and there can be no assurance that the Offering will be completed.

About Daqo New Energy Corp.

Daqo New Energy Corp. is a leading manufacturer of high-purity polysilicon for the global solar PV industry. As one of the world's lowest cost producers of high-purity polysilicon and solar wafers, the Company primarily sells its products to solar cell and solar module manufacturers. The Company has built a manufacturing facility that is technically advanced and highly efficient with a nameplate capacity of 18,000 metric tons in Xinjiang, China. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

For more information, please visit http://daqo.gotoip1.com/.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may”, “will”, “expect”, “is expected to”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to” and similar statements. Among other things, Daqo New Energy Corp.’s strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business and operating strategies; capacity expansion and capital expenditure plans; operations and business prospects; future business development, financial condition and results of operations; competition in its industry; the industry regulatory environment as well as the industry outlook generally; future developments in the polysilicon manufacturing and photovoltaic and semiconductor industries; fluctuations in general economic and business conditions in China; and government subsidies and economic incentives for solar energy applications. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy Corp. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy Corp. undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-1871-6585-553

Email: Kevin.he@daqo.com

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